MONTHLY REPORT - July, 2009
                             Global Macro Trust
             The net asset value of each unit as of July 31, 2009
              was $1,167.15, down 1.94% from $1,190.18 per unit
                           as of June 30, 2009.

                                      Managing          Unit
                                       Owner           Holders         Total
Net Asset Value (773,407.335       $ 10,412,000      910,083,528    920,495,528
   units) at June 30, 2009
Addition of 0.000 units on                    0                0              0
   July 1, 2009
Redemption of 8,195.553 units on             (0)      (9,565,440)    (9,565,440)
   July 31, 2009*
Net Income (Loss) - July 2009          (142,611)     (17,408,959)   (17,551,570)
                                   -------------  --------------  --------------
Net Asset Value at July 31,        $ 10,269,389      883,109,129    893,378,518
   2009                            =============  ==============  ==============
Net Asset Value per Unit at
July 31, 2009 (765,434.661
units inclusive of 222.879
additional units.)                                 $    1,167.15

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $   (8,997,629) (112,012,827)

      Change in unrealized gain (loss) on open        (3,791,194)   (6,460,588)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.       (322,526)    (6,597,977)
         Treasury obligations


   Interest income                                      654,394      8,457,396

   Foreign exchange gain (loss) on margin               160,518        383,252
      deposits
                                                  --------------  -------------
Total: Income                                       (12,296,437)  (116,230,744)

Expenses:
   Brokerage commissions                              5,036,396     38,401,824

   20.0% New Trading Profit Share                             0         31,726

   Custody Fees                                               0        104,412

   Administrative expense                               218,737      1,617,554
                                                 ---------------  -------------
Total: Expenses                                       5,255,133     40,155,516

Net Income (Loss) - July 2009                    $  (17,551,570)  (156,386,260)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      August 6, 2009


Dear Investor:

Global Macro Trust ("GMT") was down 1.94% for July, 2009. Year-to-date the Trust is down 14.87%.

Overall Trust performance was negative in July. Equities were strong during the month with U.S. indices up 7-9% or more, producing the best five-month gain since 1938. The EAFE index of non-US developed country markets was up 9% and the Vanguard emerging markets ETF was up just under 10%. Elsewhere, the U.S dollar weakened while price activity in other sectors was relatively muted.

Gains on long stock index futures were narrowly outweighed by losses on short positions. Short U.S. dollar positions versus the Brazilian real and Turkish lire produced small gains, as did long positions in British and Euro interest rate futures. Weakness in the Australian dollar and New Zealand dollar versus strength in the Swedish krona and Canadian dollar generated losses in cross rate trading. Meanwhile, small losses were sustained from trading each of the commodity sectors - energy, metals, and agriculturals.

While 2009 has been a difficult year for managed futures, it is important to put the results in perspective and point out the benefits of having non-correlated strategies in a portfolio. A July 10 article in the Wall Street Journal spoke of the failure of asset allocation and diversification in 2008 when asset classes believed to have low or no correlation to each other simultaneously declined precipitously: S&P 500 (-37%); EAFE Index (-45%); REITs (-37%); high yield bonds (-26%); DJ AIG Commodities Index (-37%). Not mentioned in the article, hedge funds were down an average of -19% in 2008.

However, as is frequently the case in difficult periods for traditional investments, in 2008 managed futures provided good diversification relative to other investments in the midst of the credit collapse as the Trust was up
18.5%. One principal reason for this success is that our long/short strategy seeks to identify major trends -up or down -in commodities, currencies, interest rates and stock indices. The major collapse in most of these sectors in 2008 and early 2009, while damaging to long-only investors, presented us with strong profit opportunities. A portfolio consisting of a diverse group of investments will generally prove much more stable through turbulent periods. During the past few months as many price trends reversed and market direction became less certain, managed futures programs have experienced losses. However, the modelsin many of our portfolio's markets are poised to respond in the event that major moves in either direction emerge from the current trading ranges.


					Very truly yours,


					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
				         George E. Crapple, co-Chairman